


15005068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 1/15/15

DIVISION OF
CORPORATION FINANCE

February 5, 2015

Margaret R. Cohen
Skadden, Arps, Slate, Meagher & Flom LLP
margaret.cohen@skadden.com

Re: Hospitality Properties Trust
Incoming letter dated January 15, 2015

Dear Ms. Cohen:

This is in response to your letter dated January 15, 2015 concerning the shareholder proposal submitted to HPT by UNITE HERE. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated HPT's intention to exclude the proposal from HPT's proxy materials solely under rule 14a-8(i)(9). We also have received a letter on the proponent's behalf dated January 27, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether HPT may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Andrew J. Kahn
Davis, Cowell & Bowe, LLP
ajk@dcbsf.com

DAVIS, COWELL & BOWE, LLP

Counselors and Attorneys at Law

January 27, 2015

San Francisco

595 Market Street, Suite 1400
San Francisco, California 94105
415.597.7200
Fax 415.597.7201

McCracken, Stemerman & Holsberry

1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

RE: Hospitality Properties Trust's Rule 14a-8 No-Action Request as to UNITE HERE Proposal

Dear Staff:

This office represents UNITE HERE. We write you in opposition to HPT's request to exclude UNITE HERE's proposal from HPT's Proxy Materials for the 2015 annual meeting of shareholders. Staff should reject HPT's reliance on SEC Rule 14-a-8(i)(9)(conflict with management proposal) because if this exception is extended here, it will truly have become a license for every company to avoid ever facing a shareholder proposal on a governance issue, as it takes no creativity whatsoever for managements to devise alternative proposals on the same general issue which will not interfere in any material way with management control. Interpreting the exception as HPT seeks would mean shareholders will never be able to express their desire for stronger protections from management abuses.

The Proposal

The Proposal recommends HPT's Board take all necessary steps to opt out of provisions of Maryland's Unsolicited Takeover Act ("MUTA"). MUTA permits the Board, without shareholder approval, to implement various takeover defenses which may adversely affect shareholder value by discouraging offers to acquire the Company. The Proposal also recommends the Company require prior approval by a majority of shareholders casting votes before opting back into MUTA.

At HPT's last Annual Meeting, 90.5% of shares voted were cast in favor of a substantially similar Proposal. A substantially-similar management proposal was also adopted by HPT's sister company Commonwealth REIT ("CWH") less than a year ago. Adam Portnoy, Managing Trustee of HPT and, at the time, of CWH also, characterized their adoption of this proposal to "demonstrate our commitment to best in class corporate governance and confirm that CWH's many corporate governance enhancements are irreversible and sincere."

The No-Action Request

HPT submits "it may properly exclude the Proponent's Proposal from the Company Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with a proposal to be submitted by the Company to shareholders at its 2015 annual meeting of shareholders." It states that "both the Proponent's proposal and the Company's Proposal address the right of shareholders to approve the Company's election to be subject to provisions of MUTA" and that SEC Rule 14-a-8(i)(9) allows it to exclude UNITE HERE's proposal because presentation of both proposals "at the same shareholder meeting would present alternative (but not necessarily identical) decisions for the company's shareholders and would create the potential for inconsistent or conflicting results if both proposals were approved."

Voting on Both Proposals Would Not Be Inconsistent.

Adoption of the Company's proposal by shareholders would merely say they want some more protection against the Board using MUTA in a manner contrary to shareholders' wishes than they have now (i.e., shareholders would be saying "at least give us something"). But by also voting for UNITE HERE's proposal, shareholders would be saying they prefer even stronger protections. Obviously if more shareholders voted for UNITE HERE's proposal than management's, the message would be sent that shareholders prefer more rather than less protection. That is not inconsistent at all. The odds of both proposals receiving the exact name number of votes when there are 150 million outstanding shares are infinitesimally-small and cannot justify Staff support for management's position. If shareholders voted against the Company's proposal but in favor of UNITE HERE's proposal, it would be an even clearer message -- that the Company's alternative was viewed as so inferior as to be insulting and worthless. If shareholders voted for the Company's proposal but against UNITE HERE's, they would be saying UNITE HERE's proposal restricts management discretion too much, but again nothing inconsistent there. And finally if shareholders reject both proposals, nothing need be changed by management, which again is not an inconsistent result.

Management's counter-proposal is put forward with the sole objective of eliminating a proposal already approved by a strong majority of shareholders.

The intent of HPT's competing proposal is clear: it is designed to eliminate a proposal which the Company knows is favored by a majority of its shareholders, as evidenced by a 90.5% vote (representing 73.2% of shares outstanding) at the 2014 annual meeting. If HPT were committed to opt out of MUTA, the Managing Directors would simply direct the board to do so, as they did at HPT's sister company CWH less than a year ago.

HPT's proposal would allow the Board to opt-in to any provision of MUTA at any time without shareholder approval. The only requirement would be that the Board submit such an act to a shareholder vote at a meeting within 18 months AFTER the MUTA opt-in, and AFTER the Company had enjoyed the MUTA protections in any takeover attempt(s). The Company's proposal acts as a poison pill that can be used at any time. The Company's proposal would be codified in the Bylaws, potentially making it more difficult for shareholders to undo in the future. The provision in the Company's proposal allowing it to wait as much as 18 months before allowing shareholders to vote on a MUTA opt-in would effectively thwart takeover attempts. Any unsolicited bid that prompts HPT to opt-in to MUTA would likely expire well before 18 months, rendering any shareholder vote essentially moot. HPT could use MUTA protections to stave off multiple takeover attempts with an 18-month period, before ever having to put the issue to a shareholder vote.[1]

Management's response to our Proposal is consistent with its past practice of ignoring majority-supported shareholder proposals.

HPT's response to our proposal is unfortunately in line with a long history in which Board members ignored repeated requests by shareholders to strengthen the Company's governance structure:

- In 2010, shareholders supported board declassification by 91.1% of votes cast and 72.28% of shares outstanding; in 2011, by 88.7% of votes cast and 68.6% of shares outstanding; in 2012, by 89.7% of votes cast and 67.6% of shares outstanding, and in 2013, 90.1% of votes cast and 72.2% of shares outstanding. HPT's board did not initiate declassification of its Board until 2014, when the founding Trustees would have faced withhold recommendations from proxy advising services because of failure to implement approved shareholder proposals.In 2010, a similar proposal by the Florida Board of Administration to remove certain of HPT's supermajority voting requirements was supported by 88.4% of votes cast and 70.1% of outstanding shares. The proposal was not implemented. In 2012, shareholders supported a similar proposal put forward by UNITE HERE with 76% of votes cast and 60.9% of shares outstanding. HPT's board did not remove its supermajority voting threshold until 2014, when the founding Trustees would have faced withhold recommendations from proxy advising services because of failure to implement approved shareholder proposals..

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[1] It is also unclear at this point whether the Company's proposal would allow it to avail itself of MUTA protections multiple times, as it has not yet submitted the specific text of the proposal. Unless it specifies that any shareholder vote to repeal a MUTA opt-in is permanent and binding, it is possible that the Board could still opt-in to MUTA at any point after any repeal vote. This would have the effect of rendering shareholder votes on MUTA essentially meaningless. Such a feature is especially objectionable given this Company's history of ignoring the expressed will of its shareholders, as discussed further below. The ability of shareholders to hold management accountable is particularly important where companies engage in significant related party transactions. HPT is one such company. HPT relies on a company called RMR, owned by HPT Trustees Barry and Adam Portnoy, to conduct the Trust's day to day operations. HPT and RMR share managing trustees and officers; RMR also provides services to other public companies connected to HPT's Independent Trustees.

- In 2012 and 2013, the Company reappointed two Board members who resigned after failing to obtain the majority vote standard required by its By-Laws, rendering shareholder votes for trustees impotent.

When first faced with an unsolicited bid for Commonwealth REIT, the Portnoy-led Board moved to bolster its already formidable takeover defenses (which included a poison pill, a classified board and supermajority voting requirements). After dissidents announced their intention to remove Commonwealth's entire board in February 2013, Commonwealth took several defensive steps, including:

- Unilaterally amending its bylaws, limiting the right to nominate new board members to shareholders who held at least 3% of the company's common stock for at least 3 years;[i]
- Opting into Section 3-803 of MUTA, and arguing this election meant directors may be thenceforward removed only "for cause,";[ii]
- Reappointing a director who resigned after receiving the support of only 21% of shares;[iii]
- Allegedly lobbying Maryland's legislature to amend the state's anti-takeover statutes to make it more difficult to remove directors of companies electing to be subject to MUTA.[iv]

In September 2013 – after dissidents announced the support of 70% of shares for replacing Commonwealth's entire board – Commonwealth abruptly changed tactics, announcing an array of 11th- hour corporate governance improvements.[v]. On March 10, 2014, Commonwealth announced it had permanently opted out of Section 3-803 of the Maryland Unsolicited Takeovers Act – precisely the measure HPT shareholders recommended to the Company's board months later, at the 2014 annual meeting, with the support of 90.5% of votes cast (and the proposal HPT's board now seeks to omit from its proxy). HPT Managing Trustee Adam Portnoy (then also Managing Trustee of Commonwealth), expressed his support for this opt-out measure, saying, "The Board's actions to permanently waive its right to classify itself under Maryland law demonstrate our commitment to best in class corporate governance and confirm that CWH's many corporate governance enhancements are irreversible and sincere."

These improvements came too late to save the incumbents' jobs, as Commonwealth shareholders proceeded to replace the entire incumbent board in May 2014. After the loss of Commonwealth, HPT began backsliding on corporate governance. HPT failed to act on shareholders' mandate to make the move to annual director elections likewise "irreversible and sincere" at HPT. Almost immediately, HPT and RMR added change-in-control termination fees to their advisory agreement.

If HPT is genuinely serious about being responsive to shareholder will and wants only one MUTA-related resolution on the ballot, it should be the UNITE HERE proposal. It is a materially-stronger proposal, it is one that a majority of HPT shareholders have already expressed support for, and it is one that the Portnoys recently adopted at its sister REIT.

UNITE HERE respectfully urges Staff to reject HPT's request to exclude our proposal from HPT's Proxy Materials for the 2015 annual meeting of shareholders. I am available to discuss these issues with Staff at 800-622-0641.

Sincerely,



Andrew J. Kahn
Attorney for UNITE HERE

AJK:ja

cc: Jennifer Clark, Secretary
Hospitality Properties Trust
Two Newton Place, 225 Washington Street, Suite 300
Newton, MA 02458

Margaret Cohen
Skadden Arps
500 Boylston Street
Boston, MA 02116

JJ Fueser, Research Coordinator
UNITE HERE
15 Gervais, Suite 300
Toronto, ON
Canada M3CIY8

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[i] http://www.sec.gov/Archives/edgar/data/803649/000110465913016872/a13-5944_10ex3d1.htm
[ii] http://www.sec.gov/Archives/edgar/data/803649/000110465913029219/a13-7724_19ex99d1.htm
[iii] http://investor.shareholder.com/HRPReit/releasedetail.cfm?releaseid=764955
[iv] http://dealbook.nytimes.com/2013/04/18/whats-at-stake-in-the-fight-over-commonwealth-reit/?_r=0
[v] http://www.sec.gov/Archives/edgar/data/803649/000110465913091814/a13-25057_10defa14a.htm

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January 15, 2015

By Email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

RE: Hospitality Properties Trust – Exclusion of
Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of Hospitality Properties Trust (the "Company"), a Maryland real estate investment trust ("REIT"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(9), the Company plans to exclude from its proxy statement and form of proxy for the Company's 2015 annual meeting of shareholders (collectively, the "Company Proxy Materials") the shareholder proposal and supporting statement (collectively, the "Proponent's Proposal") submitted to the Company by JJ Fueser, Research Coordinator, UNITE HERE on behalf of UNITE HERE (the "Proponent"). A copy of the Proponent's Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proponent's Proposal may properly be excluded from the Company Proxy Materials pursuant to Rule 14a-8(i)(9).

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. The Company intends to begin distribution of the definitive Company Proxy Materials to Company shareholders on or after April 6, 2015. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company currently intends to file the definitive Company Proxy Materials with the Commission.

Background

The Proponent's Proposal seeks a non-binding shareholder resolution to request that the Board of Trustees of the Company (the "Board") "take all steps necessary to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law), and to require approval by a majority of shareholders casting votes before opting back into the Act." References in this letter to "MUTA" are to Title 3, Subtitle 8 of the Maryland General Corporation Law, also sometimes referred to as the *Maryland Unsolicited Takeovers Act*.

The Proponent presented an almost identical non-binding shareholder resolution for consideration at the Company's 2014 annual meeting. The Board did not make any recommendation on the Proponent's 2014 resolution.

After consideration of the shareholders' vote on the Proponent's 2014 resolution and further consideration of the arguments for and against the Board retaining authority to make an election to be subject to one or more provisions of MUTA, the Board determined to present a resolution for shareholder consideration at the 2015 annual meeting of shareholders regarding MUTA elections by the Board (the "Company's Proposal"). Under the Company's Proposal, shareholders will be asked at the Company's 2015 annual meeting to approve a resolution that, if the Company, by action of the Board without prior shareholder approval elects to be subject to any provision of MUTA, (1) the Board will, at a meeting of Company shareholders called for a date within 18 months after the date of such election, submit for approval by shareholders a resolution to ratify such election; and (2) if Company shareholders do not ratify such election at such shareholders meeting by a majority vote, the Board will take the necessary action to repeal such election. The Company Proxy Materials will also state that, if the Company's Proposal is approved by shareholders, the Company will adopt conforming amendments to the Company's Bylaws and Governance Guidelines to implement the Company's Proposal. The specific text of the Company's Proposal will be included in definitive Company Proxy Materials.

Basis for Exclusion

The Company believes it may properly exclude the Proponent's Proposal from the Company Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with a proposal to be submitted by the Company to shareholders at its 2015 annual meeting of shareholders.

Rule 14a-8(i)(9) provides that a shareholder proposal may be excluded if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." A company's proposal need not be identical in scope or focus for the exclusion to be available. *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Rather, Rule 14a-8(i)(9) permits exclusion of a shareholder proposal where presenting the shareholder proposal and the company's proposal at the same shareholder meeting would present alternative (but not necessarily identical) decisions for the company's shareholders and would create the potential for inconsistent or conflicting results if both proposals were approved. *See Equinix Inc.* (March 17, 2011). Accordingly, a company may exclude a shareholder proposal where it seeks to address a similar right or matter as is covered by a company's proposal, even if the terms of the two proposals are different or conflicting.

Both the Proponent's Proposal and the Company's Proposal address the right of shareholders to approve the Company's election to be subject to provisions of MUTA, a statute adopted by the Maryland legislature in 1999 to enhance the power of the boards of trustees of publicly held Maryland REITs to respond to unsolicited takeover bids. *See* James J. Hanks, Jr., *Maryland Corporation Law*, Ch. 14A, § 14A.1-3 (Supp. 2014). However, the two proposals would present alternative and conflicting decisions to the Company's shareholders that would give rise to conflicting results if both were approved. In particular, the Proponent's Proposal urges the Board to take all steps necessary so that shareholder approval by a majority of votes cast would be required before the Company may elect to be subject to provisions of MUTA. In contrast, under the Company's Proposal, the Board may cause the Company to elect to be subject to MUTA without advance shareholder approval but provide shareholders the opportunity to cause the Company to reverse such election at a meeting called for a date within eighteen months after the election. The requirement of a shareholder vote before such an election, as the Proponent proposes, would delay the Company's election to be subject to MUTA by several months which, in the opinion of the Board, would reduce, and most likely eliminate, the benefits to the Company offered by MUTA.

The Staff has consistently indicated that when a shareholder proposal, on one hand, and a company's proposal, on the other hand, would present alternative and conflicting decisions to shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). Specifically, the Staff has repeatedly found that a direct conflict appears where two proposals address a similar or the same issue but on different terms. *See e.g., Whole Foods Market, Inc.* (December 1, 2014) (concurring with the exclusion of a shareholder proposal requesting that any shareholder or group of shareholders collectively holding at least 3% of the company's shares for three years be permitted to nominate board candidates constituting up to 20% of the board, when the company's proposal would permit any one shareholder owning at least 9% of the company's shares for five years to nominate the greater of one director or 10% of the board); *United Natural Foods, Inc.* (September 10, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% or more of the company's outstanding common stock to be able to call a special meeting of shareholders, when the company's proposal would permit holders owning on a net long basis 25% or more of the outstanding shares of the company's common stock to call a special meeting of shareholders); *Ellie Mae Inc.* (March 19, 2014) (concurring with the exclusion of a shareholder proposal requesting that the board replace each voting standard requiring approval by more than a simple majority of votes cast by shareholders with a voting standard that requires approval by a majority of the votes cast by shareholders, when the company proposal would replace each such standard with a voting standard that requires approval by shareholders holding a majority of outstanding shares); *Verisign, Inc.* (February 24, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% or more of the company's outstanding common stock to be able to call a special meeting of shareholders, when the company's proposal would permit holders owning on a net long basis 35% or more of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *FirstEnergy Corp.* (March 1, 2013) (concurring with the exclusion of a shareholder proposal requesting that the board replace each voting standard requiring approval by more than a simple majority of votes cast by shareholders with a voting standard that requires approval by a majority of the votes cast by shareholders, when the company's proposal would reduce supermajority voting requirements to a majority of the voting power standard and provide that the board could still, at its discretion, set the voting requirement at two-thirds of voting power); and *Flowserve Corporation* (January 25, 2011) (concurring with the exclusion of a shareholder proposal requesting that the board replace all voting standards calling for shareholder approval by more than a simple majority of votes cast by shareholders with a voting standard requiring approval by a majority of the votes cast by shareholders, when the company's proposal would replace each voting standard requiring approval by two-thirds of all outstanding voting shares with a voting standard requiring approval by a majority of all outstanding voting shares and replace each voting standard requiring approval by 80% of shareholders entitled to vote with a voting standard requiring approval by two-thirds of all outstanding shares entitled to vote).

The Company believes that the facts in the present instance are analogous to those in the above-described instances where no-action relief was afforded the issuers seeking such relief. In this case, just as in the instances cited above, the Proponent's Proposal and the Company's Proposal address the same or a similar shareholder approval right (the right to vote for or against the Company's election regarding MUTA) with conflicting terms and timing for such shareholder approval. The two proposals thus present alternative and conflicting decisions for the Company's shareholders and would create conflicting results if both were approved. Accordingly, because the Proponent's Proposal conflicts with the Company's Proposal, the Company respectfully submits that it may exclude the Proponent's Proposal from the Company Proxy Materials under Rule 14a-8(i)(9).

Conclusion

For the reasons stated above, I request, on behalf of the Company, that the Staff concur with the Company's view that the Proponent's Proposal may be properly excluded from the Company Proxy Materials pursuant to Rule 14a-8(i)(9) because such proposal directly conflicts with the Company's Proposal to be submitted to shareholders at its 2015 annual meeting of shareholders. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 617-573-4859.

Very truly yours



Margaret R. Cohen

cc: Jennifer Clark, Secretary, Hospitality Properties Trust
JJ Fueser, Research Coordinator, UNITE HERE

Exhibit A

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

December 18, 2014

Jennifer Clark, Corporate Secretary
Hospitality Properties Trust
Two Newton Place, 255 Washington Street, Suite 300,
Newton, Massachusetts 02458

Via fax (617-969-5730) and email

Dear Ms. Clark:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Hospitality Properties Trust's proxy statement and form of proxy relating to the 2015 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

• A copy of our proposal and supporting statement;

• A statement from our broker representing UNITE HERE's beneficial ownership of 190 common shares for at least a one-year period. These shares were acquired for investment purposes solely and will be held through the date of the 2015 Annual General Meeting.

The following is intended to supply information requested by Hospitality Properties Trust By-Laws.

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

UNITE HERE is a labor union representing hospitality workers based in New York, NY. At the time of writing, UNITE HERE represents workers at a small number of hotels owned by Hospitality Properties Trust.

These shares were acquired for investment purposes solely. 83 shares were acquired on 12/19/2006; 107 shares were acquired on 11/20/2009. At the time of writing, there are no agreements, arrangements and understandings with any other shareholders, Shareholder Associated Persons or others in connection with this proposal. We are not aware of other shareholders who support the proposal. We intend to appear in person to bring this business before the meeting.

There have been no trades in these shares by UNITE HERE since 2009, and the shares will be held at least through the date of the 2015 Annual Shareholder Meeting. UNITE HERE has engaged in no derivative transactions during this period, does not stand to gain any fees based on the increase or decrease in values of these shares, nor are we a general partner in any limited partnership holding shares in the trust or holding any derivative interest in the trust. We hold no rights to dividends on the shares of the trust separable from its underlying shares.

Please contact me at the email address below regarding any issues or questions arising out of this submission. Please email any responses to me in addition to faxing or mailing them.

Sincerely,



JJ Fueser
Research Coordinator, UNITE HERE
T: 416-384-0983 x 303
F: 416-384-0991

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of Hospitality Properties Trust ("the Company") urge the Board to take all steps necessary to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law), and to require approval by a majority of shareholders casting votes before opting back into the Act.

Supporting Statement:

This proposal urges the Board to take actions required for the Company to opt out of provisions of Maryland's Unsolicited Takeover Act ("MUTA"). MUTA permits the Board, without shareholder approval, to implement various takeover defenses, such as classifying the board, expanding the board with vacancies filled only by vote of other directors, and requiring a two thirds vote for removal of a director. These defenses may adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders.

At the last annual meeting, a majority of shareholders voted to support a substantially-identical proposal to recommend opting out of MUTA. The Company has not yet acted on shareholders' recommendation, in keeping with a lack of responsiveness to other majority-supported shareholder proposals to strengthen our Company's governance structure in recent years:

- In 2012 and 2013, the Company reappointed two Board members who resigned after failing to obtain the majority vote standard required by our By-Laws.
- In 2010 and 2012, proposals to remove certain of HPT's supermajority voting requirements were supported by more than 70% of outstanding shares, but not implemented until this year.

For four years, shareholders voted overwhelmingly to support annual elections for all directors before management initiated declassification through a shareholder vote earlier this year. However, without opting out of MUTA and requiring shareholder approval to opt back in, HPT's adoption of annual director elections rings hollow – the Board could unilaterally re-classify itself at any time.

Research on anti-takeover statutes such as MUTA indicates these statutes fail to protect shareholder interests. Empirical studies have shown that state anti-takeover statutes harm shareholders by failing to maximize profit and by leading to uncertainty for shareholders (Macey, 1988). Further, studies have shown that because they protect managers from removal, they reduce incentives for managers to operate as profitably as possible (Booth, 1988).

In our view, the ability of shareholders to hold management accountable is particularly important where their company engages in significant related-party transactions. HPT is one such company. HPT relies on a company called RMR, owned by HPT Trustees Barry and Adam Portnoy, to conduct the Trust's day to day operations. HPT and RMR share managing trustees and officers; RMR also provides services to other public companies connected to HPT's Independent Trustees.

Opting out of MUTA would make permanent the recently-won right of shareholders to hold board members accountable through annual elections. We urge shareholders to vote YES.

Morgan Stanley

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

December 18, 2014

To Whom It May Concern,

Please be advised that UNITE HERE owns 190 shares of Hospitality Properties Trust (HPT) and has continuously owned these shares for more than one year. If you have any questions, please call me at 1-212-307-2845.

Sincerely,



James W. McClelland